EXHIBIT C

Execution copy

SHARE SALE AND PURCHASE AGREEMENT

This unconditional share sale and purchase agreement (the Agreement) is entered into on 4 March 2025 by and between:

(1)	Hemen Holding Limited, a private limited liability company incorporated and existing under the laws of Cyprus with registration number HE87804, (the Seller); and
(2)	CMB.TECH Bermuda Ltd., an exempted company limited by shares incorporated and existing under the laws of Bermuda with registration number 202504541 (the Buyer, and together with the Seller the Parties and individually a Party).

The Parties have agreed as follows:

1.	The Seller confirms it owns 79,684,730 shares (the Shares) in Golden Ocean Group Limited, an exempted company limited by shares incorporated and existing under the laws of Bermuda with registration number EC22353 (the Company).
2.	In addition, the Seller holds 1,679,000 shares through a total return swap arrangement with DNB (the TRS Shares, and together with the Shares, the Sale Shares, such Sales Shares representing 40.8%[1] of the Company’s fully diluted share capital). The Seller confirms that this total return swap arrangement will be terminated upon execution of this Agreement, in order for the Seller to deliver the TRS Shares to the Buyer on the Closing Date as contemplated hereby.
3.	On the terms of this Agreement, the Seller agrees to sell, and the Buyer agrees to purchase, all the Sale Shares, free and clear of any liens, pledges, claims, security interests, encumbrances or other charge of any kind (together, Lien), for a price per Sale Share of USD 14.49, in total USD 1,178,960,447.70 (the Purchase Price), payable in cash at closing as set out below (the Transaction).
4.	The effectiveness of this Agreement and the completion of the Transaction is not subject to any conditions.
5.	Closing of the Transaction shall take place on 12 March 2025 (the Closing Date)).
6.	Closing and settlement of the Transaction shall be executed directly between the Seller’s settlement agent DNB Markets, a part of DNB Bank ASA (the Seller’s Settlement Agent) and the Buyer’s settlement agent KBC Bank NV (the Buyer’s Settlement Agent) through the Depository Trust Company (the DTC) settlement system on a delivery versus payment basis with settlement date on the Closing Date.

Accordingly, on the Closing Date, the Buyer shall instruct the Buyer’s Settlement Agent to transfer the Purchase Price to the Seller's Settlement Agent in exchange for the Sale Shares (free and clear of any Lien), and the Seller shall instruct the Seller’s Settlement

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1 Excluding treasury shares

Agent to transfer the Sale Shares (free and clear of any Lien) to the Buyer’s Settlement Agent in exchange for the Purchase Price.

The Buyer’s obligation to pay the Purchase Price in accordance with the terms of this Agreement is guaranteed by CMB.TECH NV, a public limited liability company under the laws of Belgium (‘naamloze vennootschap’), with office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises under number 0860.402.767.

7.	The Transaction is carried out on the basis of publicly available information only. The Buyer acknowledges that the Seller (and/or its affiliates and representatives) may have information (including non-public or confidential information) concerning the Company or its subsidiaries and/or its affiliates or the Sale Shares and that such information may not be known to Buyer. The Buyer has not requested, and the Seller has not disclosed to the Buyer, any such information, and the Buyer acknowledges that it has not relied upon any statement or omission of the Seller (other than those explicitly set forth herein) with respect to the Transaction, that the Seller does not have any obligation to disclose any information nor has any fiduciary duty of any kind to the Buyer.

This Agreement contains the whole agreement between the Seller and the Buyer relating to the sale and purchase of the Sale Shares to the exclusion of any terms implied by law which may be excluded by contract and supersede any previous written or oral agreement between the Seller and the Buyer in relation to the sale and purchase of the Sale Shares.

The Buyer has conducted an independent evaluation of the Company and the Sale Shares to determine whether to engage in the Transaction, and agrees and acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into them. The Buyer agrees that neither the Seller nor any of its representatives or affiliates shall have any liability to the Buyer attributable to, directly or indirectly, or resulting from a failure to disclose information to the Buyer, unless such failure to disclose information also leads any of the statements set out in clause 8 not to be true and accurate.

8.	The Parties each warrant to the other Party that each of the statements set out in this clause 8 is true and accurate on the date of this Agreement and will be true and accurate on the Closing Date.
a.	Corporate existence

The Party is a company duly incorporated, registered and existing under the laws of its jurisdiction of organization or incorporation.

The Party is not in bankruptcy, liquidation or receivership (and no order or resolution therefore has been presented to it and no notice of appointment of any liquidator, receiver, administrative receiver or administrator has been given to it).

b.	Capacity – Performance

The Party has taken all corporate action required by it to authorise it to enter into and to perform this Agreement.

This Agreement is enforceable against the Party in accordance with its terms, and constitutes a valid and legally binding obligation of the Party.

So far as it is aware, the Party is not subject to any order, judgment, direction, investigation or other proceedings by any governmental authority which will, or are likely to, prevent or delay the fulfilment of any of its obligations under this Agreement.

c.	No contravention

The execution and delivery of, and performance of the Party’s obligations under, this Agreement and the consummation of the Transaction do not and will not (i) violate any provision of the memorandum and articles of association, by-laws or other constitutive documents of the Party, (ii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to the Party, or (iii) result in the creation or imposition of any encumbrances on any of the Sale Shares.

9.	The Seller further represents and warrants that it (i) is the sole legal owner of, and has full title to, the Shares, and (ii) will on or prior to the Closing Date be the sole and lawful owner of, and have full title to, the TRS Shares, and will upon the Closing Date have the full right to sell the Sale Shares to the Buyer, all of which will be transferred free and clear of any Lien.

Other than as described in this Agreement, neither the Seller nor any of its Affiliates hold any shares in the Company or any other securities in the Company (nor entered into any undertakings in view of acquiring such shares or securities in the Company).

10.	The Seller agrees and undertakes, for a period of 18 months from the date of this Agreement, not to, and to procure that none of his Affiliates (as defined below) shall, directly or indirectly and whether alone or acting in concert with any other person:
•	acquire or offer to acquire, or finance or offer to finance, or cause or encourage any other person to finance or offer to finance, the acquisition of any interest or shares in the Company or any option, forward contract, swap or other instrument or position with a value derived directly from the shares in the Company or conveying the right to acquire or vote shares in the Company;
•	dispose or offer to dispose of any interest in the Company or any option, forward contract, swap or other instrument or position with a value derived directly from the shares in the Company or conveying the right to acquire or vote shares in the Company;
•	enter into any agreement, arrangement or understanding (whether or not legally binding) with any person in respect of the holding, voting or disposition of any shares in the Company;
•	engage in any short sales or other similar transaction relating to shares of the Company that would put pressure on the shares of the Company; or
•	approve, vote in favor or in any other way allow any of its affiliates to take any of the actions described in this clause 10.

By Affiliates is for this purpose understood all entities majority owned (more than 50% of outstanding shares), directly or indirectly, by The GHL no. 1 Trust (Jersey) and The GHL no 2. Trust (Jersey), jointly, under the trust structure with C.K. Limited as trustee, but excluding any such entities that are listed on an exchange, regulated market or other public trading venue.

11.	The Buyer understands that the Sale Shares have not been registered for resale pursuant to an effective resale registration statement under the U.S. Securities Act of 1933, as amended (the Securities Act), and that the Transaction is being consummated in reliance upon an exemption from registration under the Securities Act and that the Buyer is acquiring the Sale Shares for its own account and not with a view to, or for distributing or reselling such Sale Shares or any part thereof in violation of the Securities Act and acknowledges that the Sale Shares may be subject to resale restrictions under U.S federal securities laws.

12.	The Parties shall keep the discussions relating to, and the existence and terms of this Agreement, confidential, save (i) in case of any order of any court of competent jurisdiction or any competent judicial, governmental or regulatory body; (ii) the rules and regulations of, or the request from, any stock exchange, multilateral trading facility or any applicable regulatory body, or bona fide existing internal compliance policies; (iii) the laws or regulations applicable to either of the Parties, (iv) to the Company, and (v) to any representative (including without limitation advisors and finance providers) of a Party (in the case of (iv) and (v), always subject to similar confidentiality restrictions).

Notwithstanding the preceding paragraph, the Parties agree to, upon execution of this Agreement, make press releases and stock exchange announcements in the form attached hereto as Schedule 1 (or as otherwise approved in writing in advance by the other Party (which approval may be subject to reasonable conditions but shall otherwise not be unreasonably withheld or delayed)).

13.	Each of the Parties acknowledge that the fact that this Agreement has been executed and the Transaction consummated may require filing, reporting and disclosure obligations, including without limitation under applicable anti-trust rules, listing rules and securities legislations. Each Party shall themselves be responsible for preparing, making and complying with any such filing, reporting and disclosure obligations applicable to it and any of its related parties, and the Transaction and the closing thereof is not conditional upon any such filing, reporting or disclosure being made or approved.
14.	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by Norwegian law. Any dispute shall be settled by the Oslo District Court.

* * *

This Agreement has been entered into on the date written at the beginning of this Agreement.

For and on behalf of Hemen Holding Limited
/s/ Christakis Theodoulou
Name: Christakis Theodoulou
Title: Director

For and on behalf of CMB.TECH Bermuda Ltd.
/s/ Alexander Saverys	/s/ Ludovic Saverys
Name: Alexander Saverys	Name: Ludovic Saverys
Title: Director	Title: Director

For the purpose of the guarantee included in clause 6, third paragraph only, for and on behalf of CMB.TECH NV
/s/ Alexander Saverys	/s/ Ludovic Saverys
Name: Hof Ter Polder, permanently represented by Alexander Saverys	Name: Succavest NV permanently represented by Ludovic Saverys
Title: CEO and member of the management board	Title: CFO and member of the management board

Schedule 1 – Form of press releases and stock exchange announcements

Schedule 1.1 – CMB press release

CMB.TECH BUYS HEMEN STAKE IN GOLDEN OCEAN

ANTWERP, Belgium, 4 March, 2025, 10:00 p.m. CET – CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH” or the “Company”) is pleased to announce that it has entered into a share purchase agreement with Hemen Holding Limited (“Hemen”), for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (“Golden Ocean”) (NASDAQ: GOGL & Euronext: GOGL) (representing ca. 40.8%2 of Golden Ocean’s outstanding shares and votes which includes all Golden Ocean shares controlled by Hemen), at a price of 14.49 USD per share (the “Transaction”). The Transaction will not trigger a mandatory takeover bid or similar offer in Bermuda, Norway, the United States, or any other jurisdiction.

This acquisition is in line with CMB.TECH’s strategic objective of diversification, with the Company intending to become a long-term shareholder in Golden Ocean and investing in a modern dry bulk fleet.

Alexander Saverys, CEO of CMB.TECH, commented: "The acquisition of the Golden Ocean shares from Hemen represents a significant milestone in CMB.TECH’s diversification strategy. We look forward to engaging with the board, management and employees of Golden Ocean and to build on Golden Ocean’s and Mr. Fredriksen’s strong legacy to drive long-term growth and innovation”.

To the extent the Transaction might impact Golden Ocean’s financing agreements, CMB.TECH has identified a bank syndicate to refinance all or parts of the current outstanding debt in Golden Ocean.

About CMB.TECH

CMB.TECH is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.

The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.

More information can be found at https://cmb.tech

About Golden Ocean

Golden Ocean Group Limited (“Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. As of February 2025, the Golden Ocean fleet consists of 91 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.

More information can be found at www.goldenocean.bm/.

This information is subject to the disclosure requirements set out in section 4-2 of the Norwegian Securities Trading Act.

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2 Excluding treasury shares.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Disclaimer

This press release is also published in Dutch. If ambiguities should arise from the different language versions, the Dutch version will prevail.

Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.

This announcement is for information purposes only and is not an offer or a tender offer document and, as such, is not intended to constitute or form any part of an offer or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction.

This notice does not constitute a takeover bid to purchase securities of CMB.TECH nor a solicitation by anyone in any jurisdiction with respect to CMB.TECH. No action has been taken to enable a takeover bid in any jurisdiction, and no such actions will be taken. Neither this notice nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions.

Additional Information for U.S. Holders

This press release is for informational purposes only and is neither a recommendation, an offer to purchase nor an offer to sell any ordinary shares, no par value, of CMB.TECH or any other securities.

This announcement is not a recommendation in favor of a vote on the transaction, nor is it a solicitation of proxies in connection with any such vote.

Schedule 1.2 – Hemen press release

Hemen sells stake in Golden Ocean to CMB.TECH

Limassol, Cyprus, March 4, 2025 – Hemen Holding Limited (“Hemen”) today announced that it has entered into an agreement to sell 81,363,730 shares in Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the "Company" or "Golden Ocean") to CMB.TECH (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH”), for a total consideration of approximately USD 1,179 million (the “Transaction”). The shares represent ca. 40.8%3 of Golden Ocean’s outstanding shares and votes and includes all Hemen's shares in the Company.

The Transaction will not trigger a mandatory takeover bid or similar offer in Bermuda, Norway, the United States, or any other jurisdiction.

Christakis Theodoulou, Hemen, comments: "Hemen has been the driving force behind the development of Golden Ocean since the spin-off from Frontline in 2004 with subsequent listing on the Oslo Stock Exchange and later through the merger with Knightsbridge on NASDAQ. Through a series of successful acquisitions and purchases of new and secondhand vessels, Golden Ocean has since grown its fleet from 3 to 91 vessels, creating one of the largest listed owners of large size modern drybulk vessels, while at the same time returning value to its shareholders in the form of dividends. Golden Ocean has in total paid out USD ~2 billion of dividends since the spin-off from Frontline in 2004.

Hemen is now pleased to see that a renowned drybulk owner and operator with a rich history such as CMB.TECH recognizes the strength and the value of the Golden Ocean platform and its employees and has substantiated this through an acquisition of our shares”.

The Transaction is not subject to any conditions, and completion is expected to take place on 12 March 2025.

DNB Markets, a part of DNB Bank ASA, has acted as a financial advisor to Hemen. Advokatfirmaet Schjødt AS has acted as legal advisor to Hemen.

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3 Excluding treasury shares